Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northrim BanCorp, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-120836) on Form S-8 of Northrim BancCorp Inc. of our report dated March 14, 2011 relating to the consolidated balance sheet of Northrim BanCorp Inc. as of December 31, 2010, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in this Annual Report on Form 10-K of Northrim BanCorp, Inc. for the year ended December 31, 2010.
/s/ Moss Adams LLP
Bellingham, Washington
March 14, 2011